EXHIBIT 10.43

VIA FEDERAL EXPRESS

November 8, 2002

Mr. Jack Africk
c/o Marketing Solutions USA
3700 Airport Road
Boca Raton, FL  33431

Re:  Representation with the McLane Company

Dear Jack:

As we have discussed, we would like to offer you the opportunity to represent National Tobacco Company, L.P. ("NTC") and North Atlantic Operating Company, Inc. ("NAOC") (together, the "Companies") with respect to the Companies' relationship with and its sales activity to the McLane Company ("McLane"). In general, your duties will be to use your best efforts to increase the Companies' sales and to foster a strong relationship with McLane.

The Companies, through NTC, will compensate you by paying you a percentage of net sales achieved over certain targets. For illustrative purposes in this letter, we are using projected sales data. Upon closing our records for Fiscal Year 2002, we will adjust this contract to reflect actual sales activity. "Net Sales" is defined to mean Gross Sales less (i) cash discount (early payment terms), (ii) returns, (iii) allowances (any discounts or other incentives offered to McLane, all of which must be documented) and (iv) any other deductions, proper or otherwise, taken by McLane.

The percentages and targets, which are set by product category, are:

Loose Leaf Tobacco Products
---------------------------
You will be compensated at a rate of 2.6% of the amount in excess of $5.5 million (which reflects our current estimate for this fiscal year's activity) in Net Sales in 2003 on an annual basis. To illustrate, if Net Sales for loose leaf for the year 2003 is $6.5 million, you would be paid 2.6% on the $1 million excess sales gain, or $26,000.

Premium Cigarette Papers
------------------------
You will be compensated at a rate of 4.8% of the amount in excess of $4.0 million (which reflects our current year's net sales estimate) in Net Sales in 2003 on an annual basis.

Make-Your-Own Cigarette Tobacco and Related Products
----------------------------------------------------
You will be compensated at a rate of 1.3% of the amount in excess of $0.2 million (again, which reflects our current year's net sales estimate) in Net Sales in 2003 on an annual basis.

Although we have described your compensation arrangement in annual Net Sales terms, we will pay you on a quarterly basis based on a pro rata allocation of the annual target. For example, the quarterly target for premium cigarette papers is $1.2 million, assuming an annual target of $4.8 million. As the year





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progresses, we will aggregate all of the prior quarters' performance to determine and, if appropriate, adjust your quarterly payment in order to determine a true and proper annual payment. Payments will be made within 45 days of the end of each calendar quarter.

This agreement will commence January 1, 2003 and will conclude on December 31, 2003. The agreement may be extended on ninety (90) days notice prior to the expiration of term by mutual agreement of the parties.

You are an independent contractor and nothing in this agreement shall be construed as giving you the status of an "employee." Nonetheless, when conducting yourself on behalf of the Companies, you will agree to observe and follow all of the Companies' policies and procedures. In addition, you do not have the authority to independently bind the Companies to any commitment without prior written approval of executive management.

This agreement is in addition to and does not modify your existing Consulting Agreement, renewed by letter agreement dated September 20, 2002.

We are pleased that you are willing to represent us and look forward to our mutual success.

If the above accurately states our agreement, please sign below to indicate your acceptance.

Very truly yours,



/s/ Thomas F. Helms, Jr.
-------------------------



Agreed and Accepted this 8th day of November, 2002


Marketing Solutions USA

/s/ Jack Africk
-------------------------
By: Jack Africk